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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17103

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) **AND ENDING** 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Davenport & Company LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 East Cary Street, 11th Floor

(No. and Street)

Richmond	Virginia	23219
(City)	**(State)**	**(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert F. Mizell (804) 780-2089

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – if individual, state last, first, middle name)

1021 East Cary Street, Suite 2000	Richmond	Virginia	23219
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- [√] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

****Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert F. Mizell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Davenport & Company LLC as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows.

VIRGINIA BURN WORTHAM NOTARY PUBLIC MY COMMISSION NUMBER 7268235 COMMONWEALTH OF VIRGINIA

Robert F. Mizell

Signature

Chief Financial Officer, Executive Vice President

Title

Virginia Burn Wortham

Notary Public

City of Richmond, VA
My commission expires May 31, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Report of Independent Registered Public Accounting Firm

The Board of Directors
Davenport & Company LLC:

We have audited the accompanying consolidated statements of financial condition of Davenport & Company LLC and subsidiaries (the "Company") as of December 31, 2014 and 2013 (the consolidated financial statements). The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our 2014 audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). We conducted our 2013 audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Davenport & Company LLC and subsidiaries as of December 31, 2014 and 2013, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Richmond, Virginia
February 27, 2015

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.

DAVENPORT & COMPANY LLC AND SUBSIDIARIES

Consolidated Statements of Financial Condition

December 31, 2014 and 2013

Assets		**2014**	**2013**
Cash and cash equivalents (note 2)	$	4,195,968	5,738,077
Cash segregated under federal and other regulations (note 3)		2	2
Deposits with clearing organizations and others		1,827,073	1,126,322
Receivable from broker-dealers and clearing organizations (note 4)		631,603	73,156
Receivable under securities borrowed agreements (note 10)		7,600	108,600
Receivable from customers (note 5)		70,468,797	59,250,541
Receivable from noncustomers (note 5)		2,594,525	5,118,307
Marketable securities owned, at fair value (notes 6 and 11)		14,445,335	10,697,734
Furniture, equipment, software, and leasehold improvements, at cost (less accumulated depreciation and amortization of $9,713,388 in 2014 and $8,684,029 in 2013) (note 7)		3,952,258	4,428,912
Notes receivable from employees (note 2)		888,697	1,094,004
Prepaid expenses and other assets		8,506,506	13,122,338
	$	107,518,364	100,757,993
Liabilities and Members' Interest			
Short-term bank loans (note 8)	$	3,580,000	6,081,650
Drafts payable		12,613,023	9,224,953
Members' interest payable		5,597,572	5,888,744
Payable to broker-dealers and clearing organizations (note 4)		1,071,585	393,098
Payable to customers (note 5)		32,657,648	25,646,489
Payable to noncustomers (note 5)		103,653	29,818
Securities sold, not yet purchased, at fair value (notes 6 and 11)		20,484	47,815
Accounts payable, accrued expenses, and other liabilities		13,493,853	15,940,203
		69,137,818	63,252,770
Commitments and contingent liabilities (notes 10, 11, and 12)			
Members' interest		38,380,546	37,505,223
	$	107,518,364	100,757,993

See accompanying notes to consolidated statements of financial condition.